

December 1, 2010

Clark A. Marcus
Chairman and Chief Executive Officer
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

> **Re:** **Comprehensive Care Corporation**
> **Schedule 14C**
> **Filed November 24, 2010**
> **File No. 001-09927**

Dear Mr. Marcus:

We have limited our review of the above information statement to the issue identified below.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of the amendment to the Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 100 million to 200 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director